EXHIBIT 99.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2019 of Pretium Resources Inc. of our report dated February 11, 2020, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-203409 and 333-213450) of Pretium Resources Inc. of our report dated February 11, 2020 referred to above.

We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 21, 2020